                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA ANNOUNCES A RADICAL REORGANIZATION OF ITS TECHNOLOGY AND NETWORK INFRASTRUCTURE

Move designed to enhance efficiency, reduce costs and make the access network even more transparent

Announcing “Open Access”, a new Technology & Operations division that will independently and transparently manage the entire Telecom Italia access network

“Open Access” to be completely autonomous and separate from the Group’s commercial operations

New Chief Information Officer role created

Milan, 13 February 2008

Telecom Italia is launching a radical overhaul of its technology and network infrastructure management structure. The move will enhance efficiency, promote innovation, reduce costs and make the access network more transparent. The new division in charge of managing these processes, Technology & Operations, is to be headed by Stefano Pileri.

Technology & Operations will be divided into four departments:

-

Open Access will develop and maintain access network infrastructure, and manage the processes of delivery (activation) and assurance (technical care) of the services provided;

-

Network will oversee technological innovation for the Group, including technical and architecture planning for the telecommunications network, in addition to the planning, implementation and maintenance of the backbone and regional platforms;

-

Information Technology oversees innovation, development and operations of infrastructure, business and TLC operations IT systems;

-

Technical Infrastructures is in charge of supervising all Group technical infrastructure (real estate and plant), and supplies all necessary facility management technical services.

From an organizational and business point of view, the new departments have been set up specifically to focus on strategically important areas of intervention that will enhance quality of service standards, improve network performance and efficiency, and completely overhaul customer care processes and technical assistance to customers and other operators.

Open access

The creation of a new division to manage the Group’s access network even more independently and transparently is an important new development. “Open Access” plays a key role in the company’s restructuring process, as the unit tasked with ensuring that other operators and internal clients benefit from an increasingly efficient service that matches market expectations, in compliance with Italian Communications Authority recommendations, and as part of a process laid out by the Authority.

“Open Access” will operate completely autonomously and separately from Group commercial operations.

Introducing the Chief Information Officer

In addition to defining the perimeter of Open Access, the company is placing a new Chief Information Officer (CIO) in charge of the Information Technology division, which is part of the Technology & Operations unit. As Information Technology becomes increasingly important to the telecommunications business, it is vital for the Group to maintain a presence in this area, and to develop high value-added services that leverage the latest advances in IT systems.

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investor_relations

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 13th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager